**FAIR WIND SECRETARIAL SERVICES LIMITED**
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
86 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk





Our Ref.: S/7911/94 LTO/kk

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

27 MAY 2003

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177



Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 26th May, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED





LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.



File No.82-4177





華潤創業有限公

# China Resources Enterpr

*(Incorporated in Hong Kong with Limi*

## Financial and Operational Re
## 2003 First Quarter

This announcement is made by China Resources Enterprise, Limited ("the Company") on a voluntary basis in pursuit of a higher st disclosure requirement under paragraph 2(2) of the Listing Agreement entered into between the Company and the Stock Exchange. T in the future.

The financial and operational review for the first quarter of 2003 was based on the unaudited consolidated management accounts

The directors are pleased to present the following unaudited financial and operational information for the first quarter ended 31 M

### FINANCIAL HIGHLIGHTS

| | Three months ended 31 March 2003 (Unaudited) *HK$'000* | 2002 (Unaudited) *HK$'000* |
|---|---|---|
| Turnover | **8,101,615** | 5,926,815 |
| Profit from operations | **324,828** | 339,875 |
| Share of results of associates | **111,805** | 101,490 |
| Profit attributable to shareholders | **298,475** | 294,978 |
| Earnings per share[1] | **HK$0.14** | HK$0.14 |

| | At 31 March 2003 (Unaudited) *HK$'000* | At 31 December 2002 (Restated)[3] *HK$'000* |
|---|---|---|
| Shareholders' funds | **13,303,030** | 12,986,786 |
| Minority interests | **3,240,144** | 3,267,050 |
| Consolidated net borrowings | **1,720,668** | 1,482,909 |
| Gearing[2] | **10.40%** | 9.12% |
| Current ratio | **1.34** | 1.29 |
| Net assets per share: book value | **HK$6.39** | HK$6.24 |

*Notes:*

(1) Earnings per share have been calculated by dividing the profit attributable to shareholders by weighted average number of shares in issue during the period.

(2) Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.

(3) The comparatives have been restated to conform with the current period presentation in light of the change in accounting policy in deferred taxation.

### ANALYSIS O

Turnover by s
Petroleum and
Retail
Food Processir
Beverage
Textiles
Property
Investments an

Subtotal
Elimination of

Total

Profit attribu
Petroleum and
Retail
Food Processir
Beverage
Textiles
Property
Investments ar

Subtotal
Net corporate

Total

### REVIEW OF OPERATIONS

The Group's unaudited consolidated turnover and profit attributable to shareholders for the first quarter ended 31 March 2003 amounted to approximately HK$8,101.6 million and HK$298.5 million respectively, representing an increase of 36.7% and an increase of 1.2% compared to the same period of 2002. While the recent outbreak of atypical pneumonia or SARS (Severe Acute Respiratory Syndrome) posted no material impact to the Group's performance for the quarter under review, the Group will stay vigilant on the development and take every measure to weather the crisis.

#### Petroleum and Chemical Distribution

For the first quarter ended 31 March 2003, the operation reported a turnover of HK$3,087.8 million, an increase of 48.1% compared to the same quarter last year and a net profit before corporate interest and expenses of HK$89.2 million, an increase of 32.4% over that of last year.

The marked increase in turnover was primarily due to soaring international crude oil prices, which rose to a decade-high of about US$38 in March this year and sustainable demand for petroleum products. Operating profit was higher than last year, owing to overall increase in sales volume and effective cost control.

The distribution operation of petroleum products reported an increase in turnover of more than 50% for the first quarter of 2003 over last year. Aviation kerosene and

#### Beverage

For the first quarter
corporate interest an
acquisitions, which

The sales volume of
addition of the new
the Group's nationa
gross profit margin
combined annual p
kilolitres, an increa

To enhance competi
share. Further, the

#### Textile

review, the Group will stay vigilant on the development and take every measure to weather the crisis.

File No.82-4177

**Petroleum and Chemical Distribution**

For the first quarter ended 31 March 2003, the operation reported a turnover of HK$3,087.8 million, an increase of 48.1% compared to the same quarter last year and a net profit before corporate interest and expenses of HK$89.2 million, an increase of 32.4% over that of last year.

The marked increase in turnover was primarily due to soaring international crude oil prices, which rose to a decade-high of about US$38 in March this year and sustainable demand for petroleum products. Operating profit was higher than last year, owing to overall increase in sales volume and effective cost control.

The distribution operation of petroleum products reported an increase in turnover of more than 50% for the first quarter of 2003 over last year. Aviation kerosene and fuel oil registered strong growth in sales volume and profit margin for the quarter under review, while diesel oil experienced decline in sales volume, due to fluctuating oil prices and competition. Performance for the gas operation in Hong Kong was stable for the period under review.

For the first quarter of 2003, Petrol and LPG stations in Hong Kong reported an increase of about 4.6% in sales volume over last year. Sales volume of LPG sold at own stations rose by about 10.5%. Profit contribution did not increase with the sales because of the time lag to adjust the price of LPG to reflect cost change, due to the ceiling price pre-set by government every six months.

Performance for the chemical operation was encouraging, due to strong demand in the Chinese Mainland and enhanced sales and distribution network. For the first quarter of 2003, the operation reported a turnover of HK$278.7 million, up 50.1% against the same period of last year and an operating profit of HK$13.0 million, as compared to HK$9.0 million last year.

The impacts of Iraq war and the recent outbreak of SARS are as yet fully reflected. In the near term, the Group anticipates demand to ease for aviation kerosene, LPG and diesel oil, due to falling local and overseas travel as well as marine transportation. In a bid to contain the risks, the Group is currently refining its marketing strategies, formulating plans to enhance stock control as well as expanding its customer base.

**Retail**

Turnover for the first quarter ended 31 March 2003 was HK$2,297.6 million, an increase of 58.7% compared with the same period of last year. The retail segment reported a net loss before corporate interest and expenses of HK$15.8 million for the first quarter of 2003 as compared to a net profit of HK$23.2 million last year.

*Supermarket*

For the first quarter ended 31 March 2003, the operation reported a turnover HK$1,763.0 million, an increase of 98.0% over the same period last year. The operation reported a net loss before corporate interest and expenses of HK$18.5 million for the first quarter of 2003 against a net profit of HK$5.5 million for the same period last year. Earnings before interest, tax, depreciation and amortization ("EBITDA") attributable to the Group amounted to approximately HK$4 million and overall EBITDA margin was about 0.2% for the quarter under review.

The strong growth in turnover was due to continuing store expansion and the acquisition of a 65% equity interest in CR Vanguard in July last year. Considerable upfront store opening expenses of one-off nature were incurred for opening seven superstores in the mainland. In addition, with rising competition from modern hypermarkets, turnover continued to decline at some of our traditional smaller supermarkets. To keep with the changing market scenes, the Group has started a re-branding program to revamp its store formats for the Chinese Mainland operations with an intention to create a national brand in the second half of this year. In addition, the Group has embarked on a program to save cost through streamlining the existing operations. The SARS crisis in Hong Kong generated higher sales, as people purchased more food from supermarkets for dining at home rather than dining out. Further, the 18 stores that were refurbished in 2002 reported improved performance.

As at the end of March 2003, the Group operated a total of 460 stores in Hong Kong and the Chinese Mainland as compared to 456 at the end of last year. The number includes self-operated stores and some franchised stores in the mainland. During the quarter under review, 7 stores were opened and 3 stores closed.

Share of associate's profit from Suguo Supermarket Co., Ltd. 蘇果超市有限公司, in which the Group has acquired a 39.25% equity interest in September 2002, totaled HK$4.5 million for the quarter under review.

The Group will strive to achieve the critical mass needed for the supermarket operation through shop expansion with the right store format, location and timing.

*Brand-fashion distribution*

Turnover for the first quarter ended 31 March 2003 was HK$252.5 million, an increase of 21.7% compared with the same period of last year. The operation reported a net loss before corporate interest and expenses of HK$3.3 million for the first quarter of 2003 as compared to a net profit of HK$2.0 million of last year. The profit performance was affected by large discounts offered for the stock clearance of certain brands that will soon be terminated. Earnings before interest, tax, depreciation and amortization (EBITDA) for the quarter under review amounted to HK$26.5 million as compared to HK$29.2 million last year. For the quarter under review, most of the established brands reported decent same store growth.

The strong growth in the turnover for the period under review was due to the continuing store expansion and effective advertising. As of March 2003, the Group has acquired a total of 18 brands, marketed through 763 self-operated and franchised boutiques at designated cities in the Chinese Mainland, compared with 761 boutiques at the end of last year.

In a bid to enhance profit performance, the Group will continue to expand through shop opening and expedite the process of closing down the non-profitable brands and focus on the profit-making brands.

*Hong Kong Retail*

For the first quarter ended 31 March 2003, turnover and net profit before corporate interest and expenses amounted to HK$282.1 million and HK$6.0 million respectively, representing a decrease of 19.4% and 61.9% over the same period last year. The lower-than-expected performance was largely due to the closure of two CRC Department Stores 華潤百貨 in 2002 and to some extent the SARS outbreak in March this year. CR Care stores 華潤堂 reported stable sales growth for its store-within-store and specialty stores for the quarter under review. While the SARS panic stimulated good sales for medicines and drugs, it unfortunately hit the performance of other operations, in particular Chinese Arts & Craft Stores 中藝, due to severe drop in tourists and customer visits. At the end of March 2003, the Group operated 3 CRC Department Stores 華潤百貨, 5 Chinese Arts & Craft Stores 中藝, 1 super-sized and 19 standard CR Care Stores 華潤堂.

It is difficult to predict the full impact of SARS to the Group's retail operations in Hong Kong and the Chinese Mainland for the remaining quarters of this year. The Group has taken steps to minimize the impact, including negotiation for rental reductions or even closure, cutting marketing expenses and staffing.

**Food Processing and Distribution**

For the first quarter ended 31 March 2003, turnover and net profit before corporate interest and expenses for this segment amounted to HK$1,176.0 million and HK$86.5 million respectively, representing an increase of 4.5% and 16.1% compared with the same period of last year.

Despite the tough environment in Hong Kong, the turnover of livestock distributions grew steadily by 2.7% for the first quarter of 2003 compared with last year. Active promotion on high quality fresh meat under the 五豐 brand name has resulted in higher demand for livestock. Moreover, the outbreak of SARS in mid-March this year encouraged the public to cook at home, which stimulated the demand for fresh meat.

For the quarter under review, turnover of marine fishing and aquatic product processing operation was 18.1% over that of last year. The good performance was due to efforts in exploring more fishing grounds and enhancing catching capability of fishing fleet, which resulted in a 30.8% growth of total catches, and a 38.5% increase in high value catches. Sales network expansion and operation costs cutback, have also contributed to the increase in operating profit for the operation.

The ice cream business under the food production and processing operation experienced satisfactory performance, due to dedicated efforts made in improving consumption appeal by launching promotional campaigns and developing new products, which led to increase in turnover and operating profit by 54.8% and 6.1% respectively, when compared to last year.

Abattoir and other operations reported stable performance for the quarter under review. Slaughtering volume rose by 5.0% due to increase in sale volume of livestock under the food distribution operation.

To cope with the challenges ahead, the Group will accelerate its business growth, through prudent marketing strategy, diversified promotional campaigns and launch of new products and uphold its long-term strategy of exploring investment opportunities in mainland meat market. In March 2003, the Group took the first step by setting up a joint venture to construct a modern meat processing centre in Shanghai.

The sales volume of
addition of the new
the Group's nationa
gross profit margin
combined annual p
kilolitres, an increa

To enhance competi
share. Further, the

**Textile**

For the first quarter
net profit before co
covers only two mo

The textile operatio
managed to perform
growth in turnover
fetched during the

In February 2003,
operation in Sichua

Looking ahead, the
to bring the SARS u
With a view to enha
advanced ones.

**Property**

For the first quarter
before corporate int
taxation, both turno

*Property developme*

The Group's Hong K
HK$3.8 million (20
credit to profit of H
substantially sold in
end of March 2003.

*Rental Properties*

Rental properties in
decrease of 4.5% ov
results included a c
Kong.

As anticipated, Hon
Average occupancy
weakened triggered
previously occupied

*Warehouse*

Due to the weak eco
hand, occupancy rat
logistics service pro
and a net profit of H
million arising from

**Investments and O**

For the first quarter
corporate interest an

*Container Terminal*

HIT Investments Lin

*Building Materials*

For the first quarter
before corporate inte

The performance fo
concrete was low du
competition. In an ef
cutback and restructu
market.

On 26 March 2003,
business to sharehol

**CAPITAL AND FU**

The Group's borrowi
HK$3,811.6 million.
low at approximately

As of 31 March 200
2003, the Group had

**CAUTION STATEM**

The Board wishes to
for the first quarter o
dealing in shares of

Hong Kong, 26 May

# 業有限公司
# ;ources Enterprise, Limited

*ɔrated in Hong Kong with Limited Liability)*

## ınd Operational Review
## ı3 First Quarter

s in pursuit of a higher standard of corporate governance and in promoting the Company's transparency and pursuant to the
ɪd the Stock Exchange. The Company currently intends to continue to publish the quarterly financial and operational review

d management accounts which were prepared in accordance with accounting principles generally accepted in Hong Kong.

e first quarter ended 31 March 2003.

ɪ

| 2002 |
|---|
| udited) |
| K$'000 |
| ı26,815 |
| ;39,875 |
| .01,490 |
| ı94,978 |
| K$0.14 |

| At 31 |
|---|
| cember |
| 2002 |
| stated)[3] |
| K$'000 |
| ı86,786 |
| ı67,050 |
| ı82,909 |
| 9.12% |
| 1.29 |
| K$6.24 |

shares in

policy in

### ANALYSIS OF TURNOVER AND PROFIT

| | Three months ended 31 March | |
|---|---|---|
| | 2003 (Unaudited) *HK$'000* | 2002 (Unaudited) *HK$'000* |
| **Turnover by segment** | | |
| Petroleum and Chemical Distribution | 3,087,785 | 2,084,321 |
| Retail | 2,297,597 | 1,447,704 |
| Food Processing and Distribution | 1,175,980 | 1,125,191 |
| Beverage | 727,562 | 663,530 |
| Textiles | 644,666 | 339,927 |
| Property | 124,381 | 155,680 |
| Investments and Others | 85,783 | 142,410 |
| Subtotal | 8,143,754 | 5,958,763 |
| Elimination of inter-segment transactions | (42,139) | (31,948) |
| Total | 8,101,615 | 5,926,815 |
| **Profit attributable to shareholders by segment** | | |
| Petroleum and Chemical Distribution | 89,210 | 67,368 |
| Retail | (15,826) | 23,216 |
| Food Processing and Distribution | 86,451 | 74,448 |
| Beverage | (15,806) | (102) |
| Textiles | 35,800 | 7,993 |
| Property | 66,877 | 72,306 |
| Investments and Others | 81,282 | 81,747 |
| Subtotal | 327,988 | 326,976 |
| Net corporate interest and expenses | (29,513) | (31,998) |
| Total | 298,475 | 294,978 |

roximately
. While the
arter under

st year and

is year and
atrol.

**Beverage**

For the first quarter ended 31 March 2003, the beverage operation reported a turnover of HK$727.6 million, an increase of 9.7% over last year and a net loss before corporate interest and expenses of HK$15.8 million compared to a net loss of HK$0.1 million last year. The bottom-line performance was largely affected by the new acquisitions, which are in process of being integrated into the existing operation, to maximize the synergy from rationalization of resources.

The sales volume of beer for the first quarter of 2003 totaled 463,420 kilolitres, an increase of 15.4% compared to the same quarter last year. The increase was due to addition of the new breweries at Wuhan and Panjin acquired in 2002 and at Beijing acquired in 2003, strong sales for Sichuan Blue Sword as well as stable growth for the Group's national brand "Snow 雪花" of which more than 50% was sold outside Shenyang. Despite stronger price competition during the period under review, gross profit margin only declined marginally, particularly helped by stringent production cost control. As of March 2003, total number of breweries was 29 with a combined annual production capacity of approximately 4.1 million kilolitres. The sales volume of purified water for the first quarter of 2003 amounted to 64,054 kilolitres, an increase of 41.9% over the same quarter of last year.

To enhance competitiveness, the Group will continue to roll out new beer products of taste appeal, suitably priced, to specific market segments to enhance its market share. Further, the Group will continue to augment its marketing channels, backed by publicity programs, to enhance its product image.

File No. 82-4177

The sales volume of beer for the first quarter of 2003 totaled 463,420 kilolitres, an increase of 15.4% compared to the same quarter last year. The increase was due to addition of the new breweries at Wuhan and Panjin acquired in 2002 and at Beijing acquired in 2003, strong sales for Sichuan Blue Sword as well as stable growth for the Group's national brand "Snow 雪花" of which more than 50% was sold outside Shenyang. Despite stronger price competition during the period under review, gross profit margin only declined marginally, particularly helped by stringent production cost control. As of March 2003, total number of breweries was 29 with a combined annual production capacity of approximately 4.1 million kilolitres. The sales volume of purified water for the first quarter of 2003 amounted to 64,054 kilolitres, an increase of 41.9% over the same quarter of last year.

To enhance competitiveness, the Group will continue to roll out new beer products of taste appeal, suitably priced, to specific market segments to enhance its market share. Further, the Group will continue to augment its marketing channels, backed by publicity programs, to enhance its product image.

### Textile

For the first quarter ended 31 March 2003, the textile operation reported a turnover of HK$644.7 million as compared to HK$339.9 for the same period last year and a net profit before corporate interest and expenses of HK$35.8 million as compared to HK$8.0 million of last year. The performance for the first quarter last year covers only two months from February to March.

The textile operation reported good performance for the quarter under review. Despite steep rise in cotton price during the first quarter of 2003, textile manufacture managed to perform well as a result of adequate reserve of raw materials to meet its production demand prior to cotton price hike. Garment exports posted strong growth in turnover and profit contribution in the first quarter of 2003. The war in the Middle East did not affect the garment exports business, as most orders were fetched during the final quarter of last year, prior to the invasion.

In February 2003, the Group announced to acquire a 51% equity interest in China Resources Jinhua Co. Ltd., a Shenzhen-listed company, for a textile production operation in Sichuan. For the quarter under review, the Group also concluded a deal to acquire a textile plant in Jiangsu.

Looking ahead, the performance of textile operation for the ensuing quarters will hinge on the pace of recovery for the economy of United States and the time it takes to bring the SARS under control. In a bid to strengthen cost control, the Group will continue to monitor the price movements closely for the cotton and garment quota. With a view to enhance product quality and profitability over time, the Group will push ahead with its technology upgrade program to replace the old machines with advanced ones.

### Property

For the first quarter ended 31 March 2003, the Group's property segment reported a turnover of HK$124.4 million, a decrease of 20.1% over last year and a net profit before corporate interest and expenses of HK$66.8 million, down by 7.5% compared to last year. Discounting the sale of Villa Esplanada and the effect of deferred taxation, both turnover and net profit for the quarter under review only fell slightly, reflecting the prevailing status of the Hong Kong property rental market.

*Property development*

The Group's Hong Kong property development, which comprises its 55% interest in the Villa Esplanada project, recorded a turnover for the quarter under review of HK$3.8 million (2002: HK$37.4 million) and a net profit before corporate interest and expenses of HK$21.1 million (2002: HK$4.8 million). The results included a credit to profit of HK$20.0 million, representing an overprovision of construction cost written back. The developments have been completed with all residential units substantially sold in prior years. At the end of March 2003, only 2 residential units remained unsold. Of the 500 car parks, 211 have been sold and 263 leased as at the end of March 2003.

*Rental Properties*

Rental properties include office, retail and industrial premises. For the first quarter ended 31 March 2003, the operation reported turnover of HK$74.2 million, a decrease of 4.5% over last year and a net profit before corporate interest and expenses of HK$38.0 million, down by 28.1% compared to last year. The current period results included a charge to profit for the deferred taxation liability of about HK$15.4 million arising from change in profits tax rate from 16% to 17.5% in Hong Kong.

As anticipated, Hong Kong's economic environment remains weak. Despite this, the Group's investment properties have been providing steady rental income. Average occupancy rates for office and industrial premises have improved slightly while that of retail premises have remained high. Rentals, however, have weakened triggered by the outbreak of SARS. With a view to enhance profitability, the Group is considering options to convert some of its retail properties, previously occupied as department stores, into trendy entertainment/shopping/dining mall.

*Warehouse*

Due to the weak economy, occupancy rates for cold storage operation for the first quarter of 2003 dropped to 74.0% as compared to 83.0% last year. On the other hand, occupancy rate for the godown operation rose from last year's 85.4% to this year's 94.6%, due to increase in demand for warehouse storage spaces for the logistics service provided to intra-group users. For the quarter under review, the storage operation reported a turnover of HK$46.4 million (2002: HK$40.6 million) and a net profit of HK$7.7 million (2002: HK$14.6 million). The current period results included a charge to profit for deferred taxation liability of about HK$6.2 million arising from change in profit tax rate from 16% to 17.5%.

### Investments and Others

For the first quarter ended 31 March 2003, the Group's other investments reported a turnover of HK$85.7 million (2002: HK$142.4 million) and a net profit before corporate interest and expenses of HK$81.3 million (2002: HK$81.7 million).

*Container Terminal*

HIT Investments Limited, in which the Group has 10% interest, reported stable profit performance for the quarter under review.

*Building Materials*

For the first quarter ended 31 March 2003, the operation reported a turnover of HK$85.7 million, a decrease of 28.4% over the same period last year and a net profit before corporate interest and expenses of HK$6.1 million as compared to HK$5.5 million for the final quarter of 2002.

The performance for the quarter under review was affected by the economic downturn and sluggish property market that still trouble Hong Kong. Demand for concrete was low due to drop in infrastructure and construction projects of large size. However, concrete prices have shown signs of stabilizing recently amidst competition. In an effort to ride out the difficult time, the operation has taken austerity measures to tighten cost control and enhance productivity. This includes cost cutback and restructuring of its internal functions. While maintaining its base in Hong Kong, the operation is considering plans to expand its operation into the China market.

On 26 March 2003, the Group announced its proposal to restructure the ready-mixed concrete business by way of distribution in specie of its equity interests in such business to shareholders with a view to streamline and focus on its core operations.

## CAPITAL AND FUNDING

The Group's borrowings as at 31 March 2003 was HK$5,532.3 million with HK$2,214.6 million payable within 1 year. The Group's consolidated cash amounted to HK$3,811.6 million. Calculated on the basis of the Group's net borrowings over shareholders' funds and minority interests, the Group's net gearing ratio remained low at approximately 10.4%.

As of 31 March 2003, the Group has 20.6% of its borrowings denominated in Hong Kong dollars, 40.9% in U.S. dollars and 38.5% in Renminbi. As of 31 March 2003, the Group had no material exposure to foreign exchange contracts, interest or currency swap or other financial derivatives.

## CAUTION STATEMENT

The Board wishes to remind investors that the above financial data is based on the Company's internal records and management accounts. The above financial data for the first quarter of 2003 have not been reviewed or audited by the auditors. Shareholders and potential investors of the Company should exercise caution when dealing in shares of the Company.

By Order of the Board
**Lee Yip Wah, Peter**
*Company Secretary*

Hong Kong, 26 May 2003